Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports January Sales
Updates 2011 Guidance
Announces Search for Chief Merchandising Officer

HOUSTON, TX, February 2, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week January period ended January 28, 2012 increased 2.5% to $74 million from $72 million in the prior year four week period ended January 29, 2011. Comparable store sales decreased 0.1%.

Merchandise categories which achieved comparable store sales increases in January included accessories, children's, cosmetics, footwear, home & gifts and junior's. Geographically, the Mid Atlantic, Midwest and Southeast regions had comparable store sales gains during the month.

For the fourth quarter ended January 28, 2012, the Company reported that total sales increased 3.2% to $468 million. Comparable store sales for the quarter increased 1.3%. For the fiscal year ended January 28, 2012, total sales increased 2.1% to $1,501 million. Comparable store sales increased 0.5% for the year.

Andy Hall, President and Chief Executive Officer, commented, "Sales in January and the fourth quarter were in line with expectations. However, as we discussed in the December sales release, our gross margin was negatively impacted by the promotional business environment. As a result, we now expect earnings for the full year to be in the range of $0.92 to $0.93 per share versus our previous guidance range of $1.02 to $1.08 per share."

The Company plans to report its fourth quarter and 2011 fiscal year results before the market opens on Tuesday, March 6, 2012, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

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The following table is provided for reference purposes and details the sales history for the Company for the 2011 and 2010 fiscal years.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2011	2010	2011	2010
1st Quarter	0.2	(0.6)	347	340
2nd Quarter	0.9	(1.6)	353	345
3rd Quarter	(0.6)	(0.3)	333	332
November	2.3	2.4	121	116
December	1.2	1.9	273	266
January	(0.1)	5.1	74	72
4th Quarter	1.3	2.5	468	454
Full Year	0.5%	0.2%	$1,501	$1,471

Store Activity

The Company reported that it closed eight stores in January. For the 2011 fiscal year, the Company had a net increase of 27 stores, growing from 786 stores to 813 stores. Looking ahead, the Company anticipates opening 30 to 35 department stores, and 25 to 30 off-price stores, during the 2012 fiscal year.

Search for Chief Merchandising Officer

Stage Stores also announced today that its Chief Merchandising Officer, Rich Maloney, has resigned from the Company to pursue other interests. Mr. Maloney joined the Company in October 2008 and served as Chief Merchandising Officer since February 2010. The Company has begun a search for his replacement.

Commenting on Mr. Maloney's departure, Mr. Hall stated, "We thank Rich for his service and his contributions to the Company over the last three years and we wish him well in his new endeavors."

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About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company currently operates 816 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's EPS outlook for the 2011 fiscal year. Forward-looking statements also include comments regarding the number of department stores and off-price stores the Company plans to open during the 2012 fiscal year. Forward-looking statements subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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